Exhibit 3.2

Argon ST, Inc.
Amendment to the Bylaws
February 28, 2007

Article II, Section 2.1 of the bylaws, is amended by addition of the following at the conclusion of the existing language:

Except as set forth in Article II, Section 2.3 of these Amended and Restated Bylaws or as otherwise required by law or the Corporation’s Certificate of Incorporation, the stockholders shall elect the directors of the Corporation by the affirmative vote of the holders of a majority of the shares of capital stock of the Corporation entitled to vote for the election of directors present in person or represented by proxy at any meeting for the election of directors at which a quorum is present ; provided, that if the number of nominees exceeds the number of directors to be elected, the directors shall be elected by the vote of a plurality of the shares of capital stock of the Corporation entitled to vote on the election of directors present in person or represented by proxy at any such meeting. For purposes of this Section, a majority of the shares means that the number of shares voted “for” a director must exceed 50% of the votes cast with respect to that director. If a director is not elected, the director shall offer to tender his or her resignation to the Board of Directors. The Board of Directors will evaluate any such resignation in light of the best interests of the Corporation and its stockholders in determining whether to accept or reject the resignation, or whether other action should be taken. In reaching its decision, the Board of Directors may consider any factors it deems relevant, including the director’s qualifications, the director’s past and expected future contributions to the Corporation, the overall composition of the Board of Directors and whether accepting the tendered resignation would cause the Corporation to fail to meet any applicable rule or regulation (including without limitation NASDAQ listing requirements and federal securities laws). The Board of Directors will act on the tendered resignation, and publicly disclose its decision and rationale, within 90 days following certification of the stockholder vote. The director who tenders his or her resignation shall not participate in the Board’s decision. If no directors receive the requisite majority vote at an annual or special meeting held for the purpose of electing directors where the election is uncontested, the incumbent Board of Directors will nominate a new slate of directors and hold a special meeting for the purpose of electing those nominees within 180 days after the certification of the stockholder vote. In this circumstance, the incumbent Board of Directors will continue to serve until new directors are elected and qualified.